Exhibit (d)(14)(c)

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

WELLINGTON MANAGEMENT COMPANY, LLP

THIS AMENDMENT is made as of December 1, 2020 to the Investment Sub-Advisory Agreement dated April 9, 2010, as amended (the “Agreement”), between Transamerica Asset Management, Inc., and Wellington Management Company LLP (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.

Schedule A to the Investment Sub-Advisory Agreement is hereby deleted and replaced with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Investment Sub-Advisory Agreement dated April 9, 2010, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of December 1, 2020.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President

WELLINGTON MANAGEMENT COMPANY LLP

By:	/s/ Eric Tanaka
Name:	Eric Tanaka
Title:	Managing Director

SCHEDULE A

as of December 1, 2020

Portfolio	Sub-Advisory Fee*
Transamerica WMC US Growth VP**	0.18% of the first $500 million; 0.17% over $500 million up to $1 billion; 0.16% over $1 billion up to $2 billion; and 0.15% in excess of over $2 billion

*	As a percentage of average daily net assets on an annual basis.
**

The average daily net assets for the purposes of calculating sub-advisory fees will be determined on a combined basis with Transamerica US Growth, Transamerica WMC US Growth VP, and Wellington Management Company LLP (“WMC”) managed assets for Transamerica Large Growth in addition to WMC Core Equity and Disciplined US Growth Equity, each separately managed accounts of Transamerica Life Insurance Company that are also advised by WMC.